Exhibit 99(d)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

AND

INDEPENDENT AUDITOR'S REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Bondco
Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that has issued securitization (transition) bonds to recover certain regulatory assets and other costs.

Capgemini	Capgemini Energy LP, a provider of business support services to Oncor
CREZ	Competitive Renewable Energy Zone
Deed of Trust
Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization.
EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.
EFH Retirement Plan	Refers to the defined benefit pension plan sponsored by EFH Corp., in which Oncor is a participating subsidiary.
EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.
ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas
ERISA	Employee Retirement Income Security Act of 1974, as amended
FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting
FERC	US Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Ltd. (a credit rating agency)
GAAP	generally accepted accounting principles
Investment LLC
Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by certain members of the management team and independent directors of Oncor.

IRS	US Internal Revenue Service
kWh	kilowatt-hours
LIBOR	London Interbank Offered Rate. an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.
Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended
Luminant
Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Moody's	Moody's Investors Services, Inc. (a credit rating agency)
Oncor
Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings
Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner (approximately 80.03%) of Oncor, and/or its subsidiaries, depending on context.

Oncor Plan	Refers to the Oncor Supplemental Retirement Plan, also referred to herein as the “Supplemental Retirement Plan.”
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.
OPEB	other postretirement employee benefits

OPEB plan
Refers to an EFH Corp.-sponsored plan, in which Oncor is a participating subsidiary, that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company.

PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act
purchase accounting
The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider
S&P	Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)
SARs	Stock Appreciation Rights
SARs Plan	Refers to the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan.
SEC	US Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Sponsor Group
Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co., that have an ownership interest in Texas Holdings.

TCEH
Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

TCRF	transmission cost recovery factor
Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.
Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.
Texas Transmission
Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.'s subsidiaries or any member of the Sponsor Group.

TXU Energy
Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America
VIE	variable interest entity

This Annual Report occasionally makes references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member of
Oncor Electric Delivery Holdings Company LLC
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Holdings Company LLC and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related statements of consolidated income, comprehensive income, cash flows and membership interests for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 20, 2012

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009
Operating revenues:
Affiliated	$1,026	$1,061	$1,018
Nonaffiliated	2,092	1,853	1,672
Total operating revenues	3,118	2,914	2,690
Operating expenses:
Wholesale transmission service	439	393	384
Operation and maintenance	658	616	578
Depreciation and amortization	719	673	557
Write off of regulatory assets (Note 5)	—	—	25
Income taxes	209	193	145
Taxes other than income taxes	400	384	385
Total operating expenses	2,425	2,259	2,074
Operating income	693	655	616
Other income and deductions:
Other income (Note 16)	30	36	49
Other deductions (Note 16)	9	8	14
Nonoperating income taxes	27	27	28
Interest income	32	38	43
Interest expense and related charges (Note 16)	359	347	346
Net income	360	347	320
Net income attributable to noncontrolling interests	(74)	(70)	(64)
Net income attributable to Oncor Holdings	$286	$277	$256

See Notes to Financial Statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009
Net income	$360	$347	$320
Other comprehensive income, net of tax effects:
Cash flow hedges — net decrease in fair value of derivatives (net of tax benefit of $17, — and —)	(29)	—	—
Comprehensive income	331	347	320
Comprehensive income attributable to noncontrolling interests	(68)	(70)	(64)
Comprehensive income attributable to Oncor Holdings	$263	$277	$256

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009
Cash flows — operating activities:
Net income	$360	$347	$320
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	732	682	522
Write off of regulatory assets (Note 5)	—	—	25
Deferred income taxes — net	229	155	78
Amortization of investment tax credits	(5)	(5)	(5)
Reversal of reserve recorded in purchase accounting	—	—	(10)
Other, net	2	—	(1)
Changes in operating assets and liabilities:
Accounts receivable - trade (including affiliates)	(36)	(1)	(29)
Inventories	25	(4)	(29)
Accounts payable — trade (including affiliates)	17	(17)	7
Deferred advanced metering system revenues (Note 5)	(16)	11	57
Other — assets	147	3	(40)
Other — liabilities	(160)	(74)	55
Cash provided by operating activities	1,295	1,097	950
Cash flows — financing activities:
Issuance of long-term debt (Note 7)	300	475	—
Repayments of long-term debt (Note 7)	(113)	(108)	(104)
Net increase (decrease) in short term borrowings (Note 6)	15	(239)	279
Distributions to parent (Note 9)	(116)	(169)	(216)
Distributions to noncontrolling interests	(29)	(42)	(56)
Decrease in income tax-related note receivable from TCEH	40	37	35
Debt discount, financing and reacquisition expenses — net	(17)	(15)	(3)
Cash provided by (used in) financing activities	80	(61)	(65)
Cash flows — investing activities:
Capital expenditures	(1,362)	(1,020)	(998)
Other	(34)	(12)	16
Cash used in investing activities	(1,396)	(1,032)	(982)
Net change in cash and cash equivalents	(21)	4	(97)
Cash and cash equivalents — beginning balance	33	29	126
Cash and cash equivalents — ending balance	$12	$33	$29

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(millions of dollars)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$12	$33
Restricted cash — Bondco (Note 11)	57	53
Trade accounts receivable from nonaffiliates — net (Note 16)	303	254
Trade accounts and other receivables from affiliates (Note 15)	179	182
Income taxes receivable from EFH Corp. (Note 15)	—	72
Materials and supplies inventories — at average cost	71	96
Accumulated deferred income taxes (Note 4)	73	10
Prepayments and other current assets	74	80
Total current assets	769	780
Restricted cash — Bondco (Note 11)	16	16
Receivable from TCEH related to nuclear plant decommissioning (Note 15)	225	206
Investments and other property (Note 11)	73	78
Property, plant and equipment — net (Note 16)	10,569	9,676
Goodwill (Notes 2 and 16)	4,064	4,064
Note receivable due from TCEH (Note 15)	138	178
Regulatory assets — net — Oncor (Note 5)	1,078	1,266
Regulatory assets — net — Bondco (Note 5)	427	516
Other noncurrent assets	73	58
Total assets	$17,432	$16,838
LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$392	$377
Long-term debt due currently — Oncor (Note 7)	376	—
Long-term debt due currently — Bondco (Note 7)	118	113
Trade accounts payable	197	125
Income taxes payable to EFH Corp. (Note 15)	2	—
Accrued taxes other than income taxes	151	133
Accrued interest	108	108
Other current liabilities	112	109
Total current liabilities	1,456	965
Long-term debt, less amounts due currently — Oncor (Note 7)	4,711	4,783
Long-term debt, less amounts due currently — Bondco (Note 7)	433	550
Accumulated deferred income taxes (Notes 1 and 4)	1,688	1,516
Investment tax credits	28	32
Other noncurrent liabilities and deferred credits (Note 16)	1,832	1,996
Total liabilities	10,148	9,842
Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account	5,745	5,546
Accumulated other comprehensive loss, net of tax effects	(25)	(2)
Oncor Holdings membership interest	5,720	5,544
Noncontrolling interests in subsidiary	1,564	1,452
Total membership interests	7,284	6,996
Total liabilities and membership interests	$17,432	$16,838

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009
Capital account:
Balance at beginning of period	$5,546	$5,397	$5,307
Net income attributable to Oncor Holdings	286	277	256
Distributions paid to parent	(116)	(169)	(216)
Capital contributions (a)	29	40	50
Other	—	1	—
Balance at end of period	5,745	5,546	5,397
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(2)	(2)	(2)
Net effects of cash flow hedges (net of tax benefit of $13, - and -)	(23)	—	—
Balance at end of period	(25)	(2)	(2)
Oncor Holdings membership interest at end of period	5,720	5,544	5,395
Noncontrolling interests in subsidiary (Note 10):
Balance at beginning of period	1,452	1,363	1,355
Net income attributable to noncontrolling interests	74	70	64
Distributions to noncontrolling interests	(29)	(42)	(56)
Change related to future tax distributions from Oncor	73	61	—
Net effects of cash flow hedges (net of tax benefit of $4, - and -)	(6)	—	—
Noncontrolling interests in subsidiary at end of period	1,564	1,452	1,363
Total membership interests at end of period	$7,284	$6,996	$6,758
____________

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments. See "Glossary" for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of our direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Revenues from TCEH represented 33%, 36% and 38% of total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. We are a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. EFH Corp. is a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Our consolidated financial statements include the indirect, bankruptcy-remote financing subsidiary, Bondco, A VIE (see Note 16). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds in 2003 and 2004. Bondco issued $1.3 billion principal amount of transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various "ring-fencing" measures have been taken to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group and our credit quality. These measures serve to mitigate our and Oncor's credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor's sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors and Oncor's board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. We and Oncor do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

See Note 10 for discussion of noncontrolling interests.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as our audited financial statements for the year ended December 31, 2010 included in EFH Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 18, 2011 (Commission File No. 001-12833). All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We adopted amended accounting standards on January 1, 2010 that require consolidation of a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). The previous standards did not require power to direct significant activities of the VIE in order to consolidate. No additional VIEs were consolidated as a result of the adoption of these accounting standards.

Income Taxes

EFH Corp. files a consolidated federal income tax return. Effective with the November 2008 sale of equity interests in Oncor, Oncor became a partnership for US federal income tax purposes, and subsequently only EFH Corp.'s share of partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current accumulated deferred income taxes as discussed in Note 4.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for "hedge accounting," which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income and are reclassified into net income as the related transactions (hedged items) settle and affect net income. If the hedged transaction becomes probable of not occurring, hedge accounting is discontinued and the amount recorded in other comprehensive income is immediately reclassified into net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge's effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, energy efficiency and advanced meter surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred expenses are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Revenue Recognition

Revenue from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period adjusted for the impact of weather (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

We evaluate goodwill for impairment at least annually. The impairment tests performed in 2010 and 2009 were based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values.

In September 2011, the FASB issued new guidance related to testing goodwill for impairment that provides the option to first assess qualitative factors to determine if the annual two-step test of goodwill for impairment must be performed. If, based on the qualitative assessment of events or circumstances, an entity determines it is more likely than not that its fair value exceeds its carrying amount, it is not necessary to perform the two-step impairment test. However, if an entity concludes otherwise, then the two-step impairment test must be performed to identify potential impairment and to measure the amount of goodwill impairment, if any. Oncor adopted this accounting guidance at December 1, 2011, including the qualitative assessment described in Note 2. The adoption of this new accounting guidance did not affect reported results of operations, financial condition or cash flows.

See Note 2 for discussion of a goodwill impairment charge recorded in 2008 and Note 16 for details of goodwill and other intangible assets.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Oncor participates in the EFH Retirement Plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and the OPEB Plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from Oncor. Oncor also offers its own supplemental retirement plan (Oncor Plan) to qualified employees. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 13 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

In 2008, Oncor implemented the SARs Plan for certain management that purchased equity interests in the company indirectly by investing in Investment LLC. SARs have been awarded under the SARs Plan and are being accounted for based upon the provisions of guidance for share-based payment. See Note 14 for information regarding stock-based compensation, including SARs granted to certain members of Oncor's board of directors.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plan trusts as presented in Note 13.

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a "mid-market" valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs, in the absence of actively quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•
Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of "taxes other than income taxes" as reported in the income statement. Franchise taxes are not a "pass through" item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 11 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory obligation to retire assets in the future.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. There was no equity AFUDC for the periods presented. See Note 16 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

Our financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 10 for discussion of noncontrolling interests.

2.	GOODWILL IMPAIRMENT

Effective with the December 1, 2011 test, we adopted new accounting guidance (see Note 1) that allows for a qualitative assessment in which we considered macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events. Based on the results of the 2011 assessment, we concluded that no further testing for impairment was required. Testing for impairment performed for 2010 and 2009 resulted in no additional testing and no impairment.

In the fourth quarter of 2008, we recorded a goodwill impairment charge totaling $860 million, which was not deductible for income tax-related purposes. The impairment primarily arose from the 2008 dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies.

The 2008 impairment determination involved significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The calculations supporting the impairment determination utilized models that took into consideration multiple inputs, including debt yields, equity prices of comparable companies and other inputs. Those models were generally used in developing long-term forward discount rates for determining enterprise value and fair values of certain individual assets and liabilities. The fair value measurements resulting from such models are classified as Level 3 non-recurring fair value measurements consistent with accounting standards related to the determination of fair value.

3.	REGULATORY MATTERS

2011 Rate Review

In January 2011, Oncor filed a rate review with the PUCT and 203 original jurisdiction cities based on a test year ended June 30, 2010 (PUCT Docket No. 38929). In April 2011, Oncor filed, and the administrative law judges in the rate review granted, a motion requesting abatement of the procedural schedule on the grounds that Oncor and the other parties had reached a Memorandum of Settlement that would settle and resolve all issues in the rate review. Oncor filed a stipulation (including a proposed order and proposed tariffs) in May 2011 that incorporated the Memorandum of Settlement along with pleadings and other documentation (Stipulation) for the purpose of obtaining final approval of the settlement. The terms of the Stipulation include an approximate $137 million base rate increase and additional provisions to address franchise fees (discussed below) and other expenses. Approximately $93 million of the increase became effective July 1, 2011, and the remainder became effective January 1, 2012. Under the Stipulation, amortization of regulatory assets increased by approximately $24 million ($14 million of which will be recognized as tax expense) annually beginning January 1, 2012. The Stipulation did not change Oncor's authorized regulatory capital structure of 60% debt and 40% equity or its authorized return on equity of 10.25%. Under the terms of the Stipulation, Oncor cannot file another general base rate review prior to July 1, 2013, but is not restricted from filing wholesale transmission rate, TCRF, distribution-related investment and other rate updates and adjustments permitted by Texas state law and PUCT rules.

In response to concerns raised by PUCT Commissioners at a July 2011 PUCT open meeting regarding the Stipulation, Oncor filed a modified stipulation that removed from the Stipulation a one-time payment to certain cities it serves for retrospective franchise fees (Modified Stipulation). Instead, pursuant to the terms of a separate agreement with certain cities it serves, Oncor will make retrospective franchise fee payments to cities that accept the terms of the separate agreement. If all cities accept, the payments will total approximately $22 million. Through December 31, 2011, Oncor had made franchise fee payments to cities under the separate agreement totaling 99% of the potential payments. The payments are subject to refund from the cities or recovery from customers after final resolution of proceedings related to the appeals from Oncor's June 2008 rate review filing (discussed below). No other significant terms of the Stipulation were revised. In August 2011, the PUCT issued a final order approving the settlement terms contained in the Modified Stipulation.

Effective July 1, 2011, pursuant to the PUCT's final order, Oncor no longer recovers the cost of wholesale transmission service through base rates, and all wholesale transmission service expenses incurred are reconcilable to revenues billed under the TCRF rider. For this purpose, all wholesale transmission service expenses consist of amounts charged under a PUCT-approved transmission tariff including Oncor's own wholesale transmission tariff. Oncor accounts for the difference between amounts charged under the TCRF rate and wholesale transmission service expense as a regulatory asset or regulatory liability (under- or over-recovered wholesale transmission service expense (see Note 1)). At December 31, 2011, approximately $20 million ($13 million after tax) was deferred as over-recovered wholesale transmission service expense (see Note 5).

2008 Rate Review

In August 2009, the PUCT issued a final order with respect to Oncor's June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (PUCT Docket No. 35717), and new rates were implemented in September 2009. In November 2009, the PUCT issued an order on Rehearing that established a new rate class but did not change the revenue requirements. Oncor and four other parties appealed various portions of the rate review final order to a state district court, and oral argument was held in October 2010.  In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT's disallowance of certain franchise fees and the PUCT's decision that PURA no longer requires imposition of a rate discount for state colleges and universities.  Oncor filed an appeal with the Austin Court of Appeals in February 2011 with respect to the issues it appealed to the district court and did not prevail upon, as well as the district court's decision to reverse the PUCT with respect to discounts for state colleges and universities. All briefing has been completed and the parties are waiting for the Court of Appeals to set a date for oral argument.  Oncor is unable to predict the outcome of the appeal.

Stipulation Approved by the PUCT

In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to a filing in 2007 by Oncor and Texas Holdings with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. Among other things, the stipulation required Oncor to file a rate review no later than July 1, 2008 based on a test year ended December 31, 2007, which it filed in June 2008. The PUCT issued a final order with respect to the rate review in August 2009. In July 2008, Nucor Steel filed an appeal of the PUCT's order in the 200th District Court of Travis County, Texas. A hearing on the appeal was held in June 2010, and the District Court affirmed the PUCT order in its entirety. Nucor Steel appealed that ruling to the Third Court of Appeals in Austin, Texas in July 2010. Oral argument was held before the court in March 2011. There is no deadline for the court to act. While Oncor is unable to predict the outcome of the appeal, it does not expect the appeal to affect the major provisions of the stipulation.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•
Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was previously recorded as part of purchase accounting.

•
Consistent with a 2006 cities rate settlement, Oncor filed a system-wide rate review in June 2008 based on a test-year ended December 31, 2007. In August 2009, the PUCT issued a final order in this rate review. See Note 5.

•
The distributions paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor's net income (determined in accordance with US GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012, and are further limited by an agreement that Oncor's regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity (see Note 9).

•
Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. Approximately 94% of this total was spent as of December 31, 2011. This spending does not include the capital spending on CREZ facilities.

•
Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. Approximately 75% of this total was spent at December 31, 2011. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with accounting standards related to the effect of certain types of regulation.

•	If Oncor's credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy's payment obligations to Oncor.

•	Oncor agreed not to request recovery of goodwill or any future impairment of the goodwill in its rates.

4.	INCOME TAXES

The components of our income taxes are as follows:

	Year Ended December 31,
	2011	2010	2009
Reported in operating expenses:
Current:
US federal	$(55)	$(6)	$69
State	21	21	17
Deferred:
US federal	248	183	67
State	—	—	(3)
Amortization of investment tax credits	(5)	(5)	(5)
Total	209	193	145
Reported in other income and deductions:
Current:
US federal	45	55	13
State	1	1	1
Deferred federal	(19)	(29)	14
Total	27	27	28
Total income tax expense	$236	$220	$173

Reconciliation of income taxes computed at the US federal statutory rate to income taxes:

	Year Ended December 31,
	2011	2010	2009
Income before income taxes	$596	$567	$493
Income taxes at the US federal statutory rate of 35%	$209	$198	$173
Amortization of investment tax credits — net of deferred tax effect	(5)	(5)	(5)
Amortization (under regulatory accounting) of statutory tax rate changes	(3)	(3)	(2)
Texas margin tax, net of federal tax benefit	14	13	12
Medicare subsidy	—	(1)	(6)
Nondeductible losses (gains) on benefit plan investments	(1)	(1)	(1)
Other, including audit settlements	22	19	2
Income tax expense	$236	$220	$173
Effective rate	39.6%	38.8%	35.1%

At December 31, 2011 and 2010, net amounts of $1.615 billion and $1.506 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.605 billion and $1.459 billion, respectively, related to our investment in the Oncor partnership.

We also have AMT credit carryforwards and NOL carryforwards related to our investment in the Oncor partnership. At December 31, 2011 and 2010, we had $49 million and $13 million of alternative minimum tax (AMT) credit carryforwards, respectively, available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date. At December 31, 2011, we had net operating loss (NOL) carryforwards for federal income tax purposes of $199 million that expire in 2032.  The NOL carryforwards can be used to offset future taxable income.  We expect to use all of our NOL carryforwards prior to their expiration date.

Accounting For Uncertainty in Income Taxes

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of EFH Corp. and its subsidiaries' income tax returns for the years ending prior to January 1, 2007 are complete, but the tax years 1997 through 2006 remain in appeals with the IRS. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002.

The IRS audit for the years 2003 through 2006 was concluded in June 2011.  A significant number of proposed adjustments are in appeals with the IRS.  The results of the audit did not affect management's assessment of issues for purposes of determining the liability for uncertain tax positions.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Balance at January 1, excluding interest and penalties	$82	$71	$122
Additions based on tax positions related to prior years	44	31	22
Reductions based on tax positions related to prior years	—	(20)	(73)
Balance at December 31, excluding interest and penalties	$126	$82	$71

Of the balances at December 31, 2011 and 2010, $115 million and $71 million, respectively represent tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

Noncurrent liabilities included a total of $21 million and $18 million in accrued interest at December 31, 2011 and 2010, respectively. Amounts recorded related to interest and penalties totaled an expense of $2 million in the year ended December 31, 2011 and a benefit of $1 million and $5 million in the years ended December 31, 2010 and 2009, respectively, as a result of reversals of previously accrued amounts (all amounts after tax). The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or we sustain such positions on income tax returns previously filed, our liabilities recorded would be reduced by $11 million, resulting in increased net income and a favorable impact on the effective tax rate.

We do not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

5.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at December 31, 2011	Carrying Amount
		December 31, 2011	December 31, 2010
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)(f)	5 years	$531	$647
Employee retirement costs (g)	8 years	103	63
Employee retirement costs to be reviewed (b)(c)	To be determined	74	75
Employee retirement liability (a)(c)(d)	To be determined	707	910
Self-insurance reserve (primarily storm recovery costs) — net (g)	8 years	221	117
Self-insurance reserve to be reviewed (b)(c)	To be determined	71	135
Securities reacquisition costs (pre-industry restructure)	6 years	48	55
Securities reacquisition costs (post-industry restructure) — net	Terms of related debt	2	1
Recoverable amounts in lieu of deferred income taxes — net	Life of related asset or liability	104	117
Rate review expenses (a)	Largely 3 years	11	6
Rate review expenses to be reviewed (b)(c)	To be determined	1	4
Advanced meter customer education costs (c)	9 years	9	8
Deferred conventional meter depreciation	9 years	107	60
Energy efficiency performance bonus (a)	1 year	8	11
Under-recovered wholesale transmission service expense (a)(c)	1 year	—	8
Wholesale transmission settlement costs	Not applicable	9	—
Other regulatory assets	Not applicable	1	—
Total regulatory assets		2,007	2,217
Regulatory liabilities:
Nuclear decommissioning cost over-recovery (a)(c)(e)	Not applicable	225	206
Estimated net removal costs	Life of utility plant	115	28
Committed spending for demand-side management initiatives (a)	2 years	25	53
Deferred advanced metering system revenues	9 years	52	68
Investment tax credit and protected excess deferred taxes	Various	33	39
Over-collection of transition bond revenues (a)(f)	5 years	37	33
Over-recovered wholesale transmission service expense (a)(c)	1 year	13	—
Energy efficiency programs (a)	Not applicable	2	8
Total regulatory liabilities		502	435
Net regulatory asset		$1,505	$1,782
____________

(a)	Not earning a return in the regulatory rate-setting process.

(b)	Costs incurred since the period covered under the last rate review.

(c)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.

(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

(e)	Offset by an intercompany receivable from TCEH. See Note 15.

(f)
Bondco net regulatory assets of $427 million at December 31, 2011 consist of $464 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $37 million. Bondco net regulatory assets of $516 million at December 31, 2010 consist of $549 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $33 million.

(g)	Amortization period effective January 1, 2012.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act enacted in March 2010 reduce, effective 2013, the amount of OPEB costs deductible for federal income tax purposes by the amount of the Medicare Part D subsidy received by the EFH Corp. OPEB plans in which we participate. Under income tax accounting rules, deferred tax assets related to accrued OPEB liabilities must be reduced immediately for the future effect of the legislation. Accordingly, in the first quarter of 2010, our deferred tax assets were reduced by $42 million. All of this amount was recorded as a regulatory asset (before gross-up for liability in lieu of deferred income taxes) as the additional amounts due related to income taxes are expected to be recoverable in our future rates.

As a result of purchase accounting, in 2007 the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining at October 10, 2007 (approximately nine years). On August 31, 2009, the PUCT issued a final order in Oncor's rate review filed in June 2008. The rate review included a determination of the recoverability of regulatory assets at December 31, 2007, including the recoverability period of those assets deemed allowable by the PUCT. The PUCT's findings included denial of recovery of certain regulatory assets primarily related to business restructuring costs and rate review expenses, which resulted in a $25 million charge ($16 million after tax) in the third quarter of 2009 reported as write off of regulatory assets.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at December 31, 2011 and 2010 totaled $52 million and $68 million, respectively.

In accordance with the PUCT's August 2009 order in Oncor's rate review, the remaining net book value and anticipated removal cost of existing conventional meters that are being replaced by advanced meters are being charged to depreciation and amortization expense over an 11-year cost recovery period.

See Note 15 for additional information regarding nuclear decommissioning cost recovery.

6.	BORROWINGS UNDER CREDIT FACILITIES

In August 2011, Oncor amended its $2.0 billion secured revolving credit facility to terminate the commitment of a subsidiary of Lehman Brothers Holdings Inc., a lender under the revolving credit facility, which had filed for bankruptcy and had an approximately $122 million unfunded commitment (net of approximately $10 million of its commitment funded under the revolving credit facility). In October 2011, Oncor amended and restated its secured revolving credit facility (revolving credit facility). The revolving credit facility provides for up to $2.0 billion aggregate principal amount of borrowings. Oncor may request increases of up to $500 million, in $100 million increments, provided certain conditions are met, including lender approval. The revolving credit facility has a five-year term expiring in October 2016. Oncor has the option of requesting up to two additional one-year extensions, with such extensions subject to certain conditions and lender approval.

The revolving credit facility may be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. At December 31, 2011, Oncor had outstanding borrowings under the revolving credit facility totaling $392 million with an interest rate of 1.40% and outstanding letters of credit totaling $6 million. At December 31, 2010, Oncor had outstanding borrowings under the revolving credit facility totaling $377 million with an interest rate of 0.53% and outstanding letters of credit totaling $6 million. All outstanding borrowings at December 31, 2011, bore interest at LIBOR plus 1.125%, letters of credit bore interest at 1.125%, and a facility fee was payable on the unfunded commitments under the facility, each based on Oncor's current credit ratings. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time. Borrowings are classified as short-term on the balance sheet.

Subject to the limitations described below, borrowing capacity available under the revolving credit facility at December 31, 2011 and December 31, 2010 was $1.602 billion and $1.495 billion, respectively. The availability at December 31, 2010 excluded $122 million of unfunded commitments from a subsidiary of Lehman Brothers Holdings Inc. that filed for bankruptcy under Chapter 11 of the US Bankruptcy Code.

Borrowings under the revolving credit facility are secured equally and ratably with all of Oncor's other secured indebtedness by a first priority lien on property it acquired or constructed for the transmission and distribution of electricity, which property is mortgaged under the Deed of Trust. Generally, Oncor's indentures and revolving credit facility limit the incurrence of other secured indebtedness except for indebtedness secured equally and ratably with the indentures and revolving credit facility and certain permitted exceptions. As described further in Note 7, the Deed of Trust permits Oncor to secure indebtedness (including borrowings under its revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2011, the revolving credit facility could be fully drawn.

Loans under the revolving credit facility bear interest at per annum rates equal to, at Oncor's option, (i) LIBOR plus a spread ranging from 1.00% to 1.75% depending on certain credit ratings assigned to Oncor's senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1%) plus a spread ranging from 0.00% to 0.75%, depending on certain credit ratings assigned to its senior secured non-credit enhanced long-term debt. Based on Oncor's ratings as of December 31, 2011, its LIBOR-based borrowings bear interest at LIBOR plus 1.125%.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to 0.100% to 0.275% (such spread depending on certain credit ratings assigned to Oncor's senior secured debt) of the daily unused commitments under the revolving credit facility. Based on Oncor's ratings as of December 31, 2011, its unused commitment fee is 0.125%. Letter of credit fees on the stated amount of letters of credit issued under the revolving credit facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks.

The revolving credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things: incurring additional liens; entering into mergers and consolidations; and sales of substantial assets. In addition, the revolving credit facility requires that Oncor maintain a consolidated senior debt to capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2011, Oncor was in compliance with these covenants.

The revolving credit facility also contains customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control that are not permitted transactions, cross-default provisions in the event Oncor or any of its subsidiaries (other than Bondco) defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $50 million that are not discharged within 60 days.

7.	LONG-TERM DEBT

At December 31, 2011 and 2010, our long-term debt consisted of the following:

	December 31,
	2011	2010
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$376	$376
5.950% Fixed Senior Notes due September 1, 2013	524	524
6.375% Fixed Senior Notes due January 15, 2015	500	500
5.000% Fixed Senior Notes due September 30, 2017	324	324
6.800% Fixed Senior Notes due September 1, 2018	550	550
5.750% Fixed Senior Notes due September 30, 2020	126	126
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	475
4.550% Fixed Senior Notes due December 1, 2041	300	—
Unamortized discount	(38)	(42)
Less amounts due currently	(376)	—
Total Oncor	4,711	4,783
Oncor Electric Delivery Transition Bond Company LLC (b):
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	56	101
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015 (c)	145	145
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	63	131
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016 (c)	290	290
Unamortized fair value discount related to transition bonds	(3)	(4)
Less amounts due currently	(118)	(113)
Total Oncor Electric Delivery Transition Bond Company LLC	433	550
Total long-term debt (d)	$5,144	$5,333
____________

(a)
Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor's other secured indebtedness. See "Deed of Trust Amendment" below for additional information.

(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.

(c)	Principal installments will commence in August 2012 and May 2012, respectively.

(d)	According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt-Related Activity in 2011

Debt Repayments

Repayments of long-term debt in 2011 totaled $113 million and represent transition bond principal payments at scheduled maturity dates.

Interest Rate Hedge Transaction

In August 2011, Oncor entered into an interest rate hedge transaction hedging the variability of treasury bond rates used to determine interest rates on an anticipated issuance of its senior secured notes (see below for information regarding the debt issuance). The hedges were terminated in November 2011 upon the issuance of the senior secured notes. Oncor recognized the loss related to the fair value of the hedge transaction in accumulated other comprehensive income. Approximately $1 million of the amount reported in accumulated other comprehensive income at December 31, 2011, is expected to be reclassified into net income within twelve months.

Issuance of New Senior Secured Notes

In November 2011, Oncor issued $300 million aggregate principal amount of 4.550% senior secured notes maturing in December 2041 (2041 Notes). Oncor used the net proceeds of approximately $297 million from the sale of the notes to repay borrowings under its revolving credit facility, including loans under the revolving credit facility and for general corporate purposes. The notes are secured by the first priority lien described below, and are secured equally and ratably with all of Oncor's other secured indebtedness.

Interest on the 2041 Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2012. Oncor may at its option redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

The 2041 Notes were issued in a private placement and have not been registered under the Securities Act. Oncor has agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the 2041 Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the 2041 Notes. Oncor has agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the 2041 Notes, or if required, to use commercially reasonable efforts to have one or more shelf registration statements declared effective within the later of 180 days after such shelf registration statement filing obligation arises and 270 days after the issue date of the 2041 Notes. If Oncor does not comply with this obligation (a registration default), the annual interest rate on the notes will increase 50 basis points per annum until the earlier of the expiration of the registration default or the second anniversary of the issue date of the 2041 Notes.

Deed of Trust

Oncor's secured indebtedness, including the 2041 Notes described above and the revolving credit facility described in Note 6, are secured equally and ratably by a first priority lien on property it acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness (including borrowings under the revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2011, the amount of available bond credits was approximately $1.635 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $708 million.

Debt-Related Activity in 2010

Debt Repayments

Repayments of long-term debt in 2010 totaled $108 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In September 2010, Oncor issued $475 million aggregate principal amount of 5.250% senior secured notes maturing in September 2040 (2040 Notes). Oncor used the net proceeds of approximately $465 million from the sale of the notes to repay borrowings under the revolving credit facility, including loans under the revolving credit facility and for general corporate purposes. The notes are secured by the first priority lien described below, and are secured equally and ratably with all of Oncor's other secured indebtedness.

Interest on the 2040 Notes is payable in cash semiannually in arrears on March 30 and September 30 of each year, and began on March 30, 2011. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due

Debt Exchange

In September 2010, Oncor announced an offer to exchange up to $350 million of its outstanding 6.375% senior secured notes due 2012 and up to $325 million of its outstanding 5.950% senior secured notes due 2013 (collectively, the Original Notes) for newly issued 5.000% senior secured notes due 2017 (2017 Notes) and newly issued 5.750% senior secured notes due 2020 (2020 Notes, and together with the 2017 Notes, New Notes), respectively. In October 2010, Oncor issued approximately $324 million aggregate principal amount of the 2017 Notes and approximately $126 million aggregate principal amount of the 2020 Notes in exchange for an equivalent principal amount of the respective Original Notes validly tendered. Oncor did not receive any cash proceeds from the exchange. Under accounting guidelines, we recorded the exchange transaction related to the $324 million aggregate principal amount of 6.375% senior secured notes due 2012 as a debt retirement, which resulted in a fair value discount totaling $25 million and a gain deferred as a regulatory liability totaling $25 million. We recorded the exchange transaction related to the $126 million aggregate principal amount of the 5.950% senior secured notes due 2013 as a debt modification.

Deed of Trust Amendment

In September 2010, Oncor amended the Deed of Trust. Prior to the amendment, the Deed of Trust provided that Oncor could release the lien upon the satisfaction and discharge of all of its obligations under the revolving credit facility. The amendment to the Deed of Trust eliminated this ability to release the lien prior to the payment and performance in full of all obligations secured by the lien of the Deed of Trust. At December 31, 2010, the amount of available bond credits was approximately $1.386 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $1.161 billion.

Maturities

Long-term debt maturities at December 31, 2011 are as follows:

Year:	Amount
2012	$494
2013	648
2014	131
2015	639
2016	41
Thereafter	3,726
Unamortized fair value discount	(3)
Unamortized discount	(38)
Total	$5,638

Fair Value of Long-Term Debt

The estimated fair value of our long-term debt (including current maturities) totaled $6.705 billion and $6.136 billion at December 31, 2011 and 2010, respectively, and the carrying amount totaled $5.638 billion and $5.446 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

8.	COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2011, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2012	$12
2013	5
2014	5
2015	3
2016	3
Thereafter	1
Total future minimum lease payments	$29

Rent charged to operation and maintenance expense totaled $15 million for each of the years ended December 31, 2011 and 2010 and $11 million for the year ended December 31, 2009.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties that was approved by the PUCT in 2008 as discussed in Note 3. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. At December 31, 2011, approximately 94% of this total had been spent. These expenditures do not include the CREZ facilities.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2012 requirement (excluding the amount in excess of regulatory requirements) is approximately $50 million.

Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions as discussed below.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2011, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $7 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately 1.5 years.

In June 2010, for the purpose of obtaining greater access to materials, Oncor guaranteed the repayment of borrowings under a nonaffiliated party's $20 million credit facility maturing on June 7, 2011. In June 2011, Oncor extended the maturity of the guarantee to December 31, 2011. In December 2011, the credit facility was reduced to $5 million and the maturity extended to December 31, 2012. The nonaffiliated party's borrowings under the credit facility are limited to inventory produced solely to satisfy the terms of a contract with Oncor. Oncor would be entitled to the related inventory upon repayment of the credit facility (or payment to nonaffiliated party). At December 31, 2011, the nonaffiliated party had no outstanding borrowings under the facility.

Legal/Regulatory Proceedings

In October 2010, the PUCT established Docket No. 38780 for the remand of Docket No. 20381, the 1999 wholesale transmission charge matrix case. A joint settlement agreement was entered into effective October 6, 2003. This settlement resolves disputes regarding wholesale transmission pricing and charges for the period of January 1997 through August 1999, the period prior to the September 1, 1999 effective date of the legislation that authorized 100% postage stamp pricing for ERCOT wholesale transmission. Since a series of appeals has become final, the 1999 matrix docket has been remanded to the PUCT to address two additional issues.

The first issue is the wholesale transmission transition mechanism for the period of September 1999 through December 1999. The disputed issue is whether the PUCT should have allowed the transition mechanism to continue for the last four months of 1999. The appealing parties (Texas Municipal Power Agency, the City of Denton, the City of Garland and GEUS (formerly known as Greenville Electric Utility System)) argued that the transition mechanism was not authorized in the September 1, 1999 100% postage stamp pricing legislation. Oncor's transmission deficit position was mitigated by approximately $8 million in the last four months of 1999 through the transition mechanism. In October 2011, certain parties filed a proposed settlement of this issue, subject to PUCT approval, in which Oncor would pay approximately $9 million including interest through October 9, 2003. The PUCT approved the settlement at its January 12, 2012 open meeting. Oncor anticipates making the payment in accordance with the settlement in the first quarter of 2012. Oncor believes recovery of the settlement payment through future rates is probable.

The second issue is the San Antonio City Public Service Board's (CPSB) claim that the PUCT did not have the authority to reduce CPSB's requested Transmission Cost of Service (TCOS) revenue requirement. CPSB's initial TCOS rate was in effect from 1997 through 2000. Since the period of January 1997 through August 1999 is incorporated in the joint settlement, CPSB's remaining claim is for the period of September 1999 through December 2000. In January 2011, CPSB made a filing with the PUCT (PUCT Docket No. 39068), seeking an additional $22 million of TCOS revenue, including interest, for the 16-month period, of which Oncor would be responsible for approximately $11 million.  In late 2011, Oncor intervened in the proceeding and, along with several other parties, filed motions to dismiss CPSB's request. In January 2012, the PUCT upheld an administrative law judge's earlier decision to dismiss CPSB's request.

We are involved in other various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2012.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

9.	MEMBERSHIP INTERESTS

On February 14, 2012, our board of directors declared a cash distribution of between $33 million and $39 million to be paid to EFIH on February 21, 2012.

During 2011, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
October 25, 2011	October 26, 2011	$52
July 27, 2011	July 28, 2011	32
April 27, 2011	April 28, 2011	16
February 15, 2011	February 16, 2011	16

During 2010, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
October 27, 2010	November 1, 2010	$28
July 28, 2010	August 3, 2010	54
May 5, 2010	May 6, 2010	57
February 11, 2010	February 19, 2010	30

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor's board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor's distributions are limited to its cumulative net income and may not be paid except to the extent Oncor maintains a required regulatory capital structure, as discussed below. At December 31, 2011, $45 million was eligible to be distributed to Oncor's members after taking into account these restrictions, of which approximately 80% relates to our ownership interest.

For the period beginning October 11, 2007 and ending December 31, 2012, Oncor's cash distributions (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement and a stipulation agreement with the PUCT (see Note 3) to an amount not to exceed its cumulative net income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include the removal of noncash impacts of purchase accounting and deducting two specific cash commitments. To date, the noncash impact consists of removing the effect of the 2008 $860 million goodwill impairment charge and the cumulative amount of net accretion of fair value adjustments. The two specific cash commitments are the $72 million ($46 million after tax) one-time refund to customers in September 2008 and the funds spent as part of the $100 million commitment for additional energy efficiency initiatives of which $75 million ($48 million after tax) has been spent through December 31, 2011. The goodwill impairment charge and refund are described in Notes 2 and 3. At December 31, 2011, $327 million of membership interests was available for distribution under the cumulative net income restriction, of which approximately 80% relates to our ownership interest.

Distributions are further limited by Oncor's required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2011, Oncor's regulatory capitalization ratio was 59.7% debt and 40.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility's debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2011, $45 million of membership interests was available for distribution under the capital structure restriction, of which approximately 80% relates to our ownership interest.

10.	NONCONTROLLING INTERESTS

At December 31, 2011, Oncor's ownership was as follows: 80.03% held by us, 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor's management team and board of directors.

11.	INVESTMENTS

Our investments balance consisted of the following:

	December 31,
	2011	2010
Assets related to employee benefit plans, including employee savings programs, net of distributions	$70	$74
Investment in unconsolidated affiliates	—	1
Land	3	3
Total investments	$73	$78

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2009, Oncor began paying the premiums and became the beneficiary of these life insurance policies. EFH Corp. was the previous beneficiary. At December 31, 2011 and 2010, the face amount of these policies totaled $137 million, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $46 million and $53 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	At December 31, 2011		At December 31, 2010
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to transition bonds used only to service debt and pay expenses	$57	$—	$53	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	6
Total restricted cash	$57	$16	$53	$16

12.	TERMINATION OF OUTSOURCING ARRANGEMENTS

In 2008, Oncor commenced a review of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE), and executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of the Master Framework Agreements, dated as of May 17, 2004, as amended, between Capgemini and TCEH and Oncor, respectively, and the related service agreements under the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries, including Oncor) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided to Oncor and EFH Corp.'s and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

The effects of the termination of the outsourcing arrangements, including an accrued liability of $16 million for incremental costs to exit and transition the services, were included in goodwill under purchase accounting. Oncor incurred $4 million of these exit liabilities during the year ended December 31, 2009. In December 2009, Oncor recorded a $10 million reversal of a portion of these exit liabilities due primarily to a shorter than expected outsourcing services transition period, and this reversal is reflected in other income (see Note 16). The remaining accrual totaling $2 million was settled in 2010.

13.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Oncor is a participating employer in the EFH Retirement Plan , a defined benefit pension plan sponsored by EFH Corp. The EFH Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of ERISA. All benefits are funded by the participating employers. The EFH Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the participating employers' policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Oncor also participated in an EFH Corp. supplemental retirement plan for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below. Oncor ceased participation in the EFH Corp. supplemental plan and implemented its own supplemental retirement plan effective January 1, 2010 (Oncor Plan). The Oncor Plan covers certain employees whose retirement benefits cannot be fully earned under the qualified EFH Retirement Plan and is substantially similar to the EFH Corp. supplemental retirement plan, except that Oncor acts as sponsor of the plan. At inception, the projected benefit obligation of the Oncor Plan was $32 million, which was 100% funded. Oncor recognized $5 million, $1 million and $3 million in net pension costs related to the Oncor Plan, primarily composed of interest costs, for the years ended December 31, 2011, 2010 and 2009, respectively.

OPEB Plan

Oncor participates with EFH Corp. and other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees (OPEB Plan). For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree's age and years of service.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor's recovery of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor's active and retired employees consists largely of active and retired personnel engaged in TCEH's activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.'s businesses effective January 1, 2002. Accordingly, Oncor entered into an agreement with TCEH whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2011 and 2010, Oncor had recorded regulatory assets totaling $884 million and $1.048 billion, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Pension and OPEB Costs Recognized as Expense

The pension and OPEB amounts provided herein represent Oncor's allocated amounts related to EFH Corp.'s plans based on actuarial computations and reflect Oncor's employee and retiree demographics as described above. Oncor recognized the following net pension and OPEB costs as expense:

	Year Ended December 31,
	2011	2010	2009
Pension cost	$95	$67	$35
OPEB cost	74	63	55
Total benefit cost	169	130	90
Less amounts deferred as a regulatory asset or property	(132)	(93)	(66)
Net amounts recognized as expense	$37	$37	$24

EFH Corp. and participating employers use the calculated value method to determine the market-related value of the assets held in the trust. Oncor includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2011, 2010 and 2009 measurement dates:

	Pension Plan			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2011	2010	2009	2011	2010	2009
Assumptions Used to Determine Net Periodic Pension and Benefit Cost:
Discount rate	5.50%	5.90%	6.90%	5.55%	5.90%	6.85%
Expected return on plan assets	7.70%	8.00%	8.25%	7.10%	7.60%	7.64%
Rate of compensation increase	3.74%	3.71%	3.75%	—	—	—
Components of Net Pension and Benefit Cost:
Service cost	$20	$19	$16	$7	$6	$4
Interest cost	110	106	107	54	52	52
Expected return on assets	(99)	(97)	(100)	(14)	(15)	(13)
Amortization of net transition obligation	—	—	—	1	1	1
Amortization of prior service cost (credit)	1	1	1	(1)	(1)	(1)
Amortization of net loss	63	38	11	27	20	12
Net periodic pension and benefit cost	95	67	35	74	63	55
Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets:
Net loss (gain)	106	124	154	(91)	75	76
Prior service cost (credit)	—	—	—	(127)	1	—
Amortization of net loss	(63)	(38)	(11)	(27)	(20)	(12)
Amortization of transition obligation (asset)	—	—	—	(1)	(1)	(1)
Amortization of prior service (cost) credit	(1)	(1)	(1)	1	—	1
Purchase accounting adjustment	—	—	—	—	—	4
Total recognized as regulatory assets	42	85	142	(245)	55	68
Total recognized in net periodic pension and benefit costs and as regulatory assets	$137	$152	$177	$(171)	$118	$123

	Pension Plan			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2011	2010	2009	2011	2010	2009
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	5.00%	5.50%	5.90%	4.95%	5.55%	5.90%
Rate of compensation increase	3.81%	3.74%	3.71%	—	—	—

	Pension Plan		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$2,052	$1,821	$1,004	$899
Service cost	20	19	7	6
Interest cost	110	106	54	52
Participant contributions	—	—	14	14
Medicare Part D reimbursement	—	—	5	3
Plan amendments	—	—	(127)	—
Actuarial (gain) loss	119	187	(97)	83
Benefits paid	(86)	(81)	(51)	(53)
Projected benefit obligation at end of year	$2,215	$2,052	$809	$1,004
Accumulated benefit obligation at end of year	$2,063	$1,894	$—	$—

Change in Plan Assets:
Fair value of assets at beginning of year	$1,341	$1,219	$208	$206
Actual return (loss) on assets	112	160	8	23
Employer contributions	175	43	18	18
Participant contributions	—	—	14	14
Benefits paid	(86)	(81)	(51)	(53)
Fair value of assets at end of year	1,542	1,341	197	208

Funded Status:
Projected benefit obligation at end of year	$(2,215)	$(2,052)	$(809)	$(1,004)
Fair value of assets at end of year	1,542	1,341	197	208
Funded status at end of year	$(673)	$(711)	$(612)	$(796)

	Pension Plan		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Amounts Recognized in the Balance Sheet Consist of:
Other current liabilities	$(3)	$(3)	$—	$—
Other noncurrent liabilities	(670)	(708)	(612)	(796)
Net liability recognized	$(673)	$(711)	$(612)	$(796)
Amounts Recognized as Regulatory Assets Consist of:
Net loss	$659	$616	$178	$296
Prior service cost (credit)	—	—	(131)	(5)
Net transition obligation	—	—	1	3
Net amount recognized	659	616	48	294

The following tables provide information regarding the assumed health care cost trend rates

	Year Ended December 31,
	2011	2010
Assumed Health Care Cost Trend Rates - Not Medicare Eligible:
Health care cost trend rate assumed for next year	9.00%	9.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2021

Assumed Health Care Cost Trend Rates - Medicare Eligible:
Health care cost trend rate assumed for next year	8.00%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2021

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$100	$(83)
Effect on postretirement benefits cost	6	(5)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2011	2010
Pension Plans with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$2,215	$2,052
Accumulated benefit obligations	2,063	1,894
Plan assets	1,542	1,341

Pension Plan and OPEB Plan Investment Strategy and Asset Allocations

The investment objective for the Retirement Plan is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity securities are used to further diversify the equity portfolio and may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assist in managing the volatility and magnitude of plan contributions and expense.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Asset Category	Target Allocation Ranges
US equities	12%-34%
International equities	10%-26%
Fixed income	40%-70%
Other	0%-10%

The investment objective for the OPEB Plan primarily follows the objectives of the Retirement Plan discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2011 provided below are consistent with our asset allocation targets.

Fair Value Measurement of Pension Plan Assets

At December 31, 2011 and 2010, pension plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2011				At December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$60	$—	$60	$—	$42	$—	$42
Equity securities:
US	263	54	—	317	259	58	—	317
International	152	50	—	202	152	52	—	204
Fixed income securities:
Corporate bonds (a)	—	859	—	859	—	698	—	698
US Treasuries	—	34	—	34	—	13	—	13
Other (b)	—	61	—	61	—	58	—	58
Preferred securities	—	—	9	9	—	—	9	9
Total assets	$415	$1,118	$9	$1,542	$411	$921	$9	$1,341
___________________
(a) Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.
(b) Other consists primarily of US agency securities.

There was no change in the fair value of Level 3 assets in the periods presented.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2011 and 2010, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2011				At December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$10	$—	$10	$—	$11	$—	$11
Equity securities:
US	52	3	—	55	61	4	—	65
International	23	3	—	26	27	4	—	31
Fixed income securities:
Corporate bonds (a)	—	54	—	54	—	54	—	54
US Treasuries	—	2	—	2	—	1	—	1
Other (b)	46	3	—	49	41	4	—	45
Preferred securities	—	—	1	1	—	—	1	1
Total assets	$121	$75	$1	$197	$129	$78	$1	$208
___________________
(a) Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.
(b) Other consists primarily of US agency securities.

There was no significant change in the fair value of Level 3 assets in the periods presented.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plan strategic asset allocation is determined in conjunction with the plan's advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

EFH Retirement Plan		OPEB Plan
Asset Class	Expected Long-Term Rate of Return	Plan Type	Expected Long-Term Returns
US equity securities	8.2%	401(h) accounts	7.4%
International equity securities	9.7%	Life Insurance VEBA	6.8%
Fixed income securities	4.4%	Union VEBA	6.8%
Preferred securities	0.0%	Non-Union VEBA	3.1%
Weighted average	7.4%	Weighted average	6.8%

Significant Concentrations of Risk

The plans' investments are exposed to risks such as interest rate, capital market and credit risks. EFH Corp. and Oncor seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While EFH Corp. and Oncor recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

EFH Corp. and Oncor selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on actual corporate bond yields and at December 31, 2011 consisted of 261 corporate bonds with an average rating of AA using Moody's, S&P and Fitch ratings.

Amortization in 2012

In 2012, amortization of the net actuarial loss and prior service cost for the defined benefit pension plan from regulatory assets into net periodic benefit cost is expected to be $74 million and less than $1 million, respectively. Amortization of the net actuarial loss, prior service credit, and transition obligation for the OPEB Plan from regulatory assets into net periodic benefit cost is expected to be $14 million, a $20 million credit and $1 million, respectively.

Pension and OPEB Plan Cash Contributions

Oncor's contributions to the benefit plans were as follows:

	Year Ended December 31,
	2011	2010	2009
EFH Retirement Plan contributions	$172	$40	$66
OPEB Plan contributions	18	18	18
Oncor Plan contributions	3	3	—
Total contributions	$193	$61	$84

Oncor's estimated funding in 2012 of the EFH Retirement Plan, the OPEB Plan and the Oncor Plan is $122 million, $18 million and $3 million, respectively.

Future Benefit Payments

Estimated future benefit payments to (receipts from) beneficiaries are as follows:

	2012	2013	2014	2015	2016	2017-21
Pension benefits	$100	$105	$111	$116	$123	$721
OPEB	$48	$43	$45	$48	$51	$278
Medicare Part D subsidies	$(5)	$—	$—	$—	$—	$—

Thrift Plan

Employees of Oncor may participate in a qualified savings plan, the EFH Corp. Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the EFH Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the EFH Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan's investment options. Oncor's contributions to the Thrift Plan totaled $12 million, $11 million and $11 million for the years ended December 31, 2011, 2010 and 2009, respectively.

14.	STOCK-BASED COMPENSATION

In 2008, Oncor established the SARs Plan under which certain of its executive officers and key employees may be granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense, other than as indicated below with respect to dividends, will not be recorded until it is probable that a liquidity event will occur.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director SARs Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of these SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

Under both SARs plans, dividends that are paid in respect of Oncor membership interests while the SARs are outstanding are credited to the SARs holder's account as if the SARs were units of Oncor payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the exercise of the SARs. Prior to September 30, 2011, Oncor had not accrued the liability under the SARs plans related to the declared dividends. Oncor has concluded that the liability related to the declared dividends should be accrued rather than recognized at a future liquidity event. As a result, in the third quarter of 2011, Oncor recorded compensation expense of approximately $6 million relating to dividends since the inception of the SARs Plan ($5 million related to periods prior to January 1, 2011), which management determined was not material. For accounting purposes, the liability is discounted based on an employee's or director's expected retirement date.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. During the year ended December 31, 2011, we granted 227,000 Time SARs and 227,000 Performance SARS under the SARs Plan. At December 31, 2011, vested Time SARs totaled 5.7 million and vested Performance SARs totaled 5.7 million, which includes 1.4 million of Performance SARs eligible to vest in 2009 that did not vest in 2009 or 2010 but vested in 2011 upon our achievement of a three- year cumulative performance target. During the year ended December 31, 2010, Oncor granted 80,000 Time SARs and 80,000 Performance SARS under the SARs Plan. At December 31, 2010, vested Time SARs totaled 4.2 million and vested Performance SARs totaled 2.8 million. No SARs were granted under the SARs Plan during the year ended December 31, 2009. Oncor granted 55,000 SARs under the Director SARs Plan during the year ended December 31, 2009, and all such SARs were vested at December 31, 2010. No SARs were granted under the Director's SARs Plan during the years ended December 31, 2011 and 2010. There were no SARs under either plan eligible for exercise at December 31, 2011.

15.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions:

•
Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1.0 billion, $1.1 billion and $1.0 billion for the years ended December 31, 2011, 2010 and 2009, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheets at December 31, 2011 and 2010 reflect receivables from TCEH totaling $138 million and $143 million, respectively, primarily related to these electricity delivery fees. These revenues included approximately $2 million for each of the years ended December 31, 2011, 2010 and 2009 pursuant to a transformer maintenance agreement with TCEH.

•
Oncor recognizes interest income from TCEH with respect to its generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Bondco. The interest income, which is received on a monthly basis, serves to offset Oncor's interest expense on the transition bonds. This interest income totaled $32 million, $37 million and $42 million for the years ended December 31, 2011, 2010 and 2009, respectively.

•
Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to customers related to transition bonds are reimbursed by TCEH. Our financial statements reflect a note receivable from TCEH to Oncor of $179 million ($41 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2011 and $217 million ($39 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2010 related to these income taxes. We review economic conditions, TCEH's credit ratings and historical payment activity to assess the overall collectability of these affiliated receivables. At December 31, 2011, there were no credit loss allowances related to the note receivable from TCEH.

•
EFH Corp. subsidiaries charge Oncor for certain administrative services and shared facilities at cost. These costs, which are primarily reported in operation and maintenance expenses, totaled $38 million, $40 million and $26 million for the years ended December 31, 2011, 2010 and 2009, respectively.

•
Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH's balance sheet) is funded by a delivery fee surcharge Oncor collects from REPs and remits monthly to TCEH. Delivery fee surcharges totaled $17 million for the year ended December 31, 2011 and $16 million for each of the years ended December 31, 2010 and 2009. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH's balance sheet). Income and expenses associated with the trust fund and the decommissioning liability (also reported on TCEH's balance sheet) are offset by a net change in Oncor's intercompany receivable/payable, which in turn results in a change in Oncor's reported net regulatory asset/liability. The regulatory liability of $225 million and $206 million at December 31, 2011 and 2010, respectively, represents the excess of the trust fund balance over the net decommissioning liability (see Note 5).

•
Oncor has a 19.5% limited partnership interest, with a carrying value of less than $1 million at December 31, 2011 and 2010, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled less than $1 million for the year ended December 31, 2011 and $2 million for each of the years ended December 31, 2010 and 2009. These losses primarily represent amortization of software assets held by the subsidiary.

•
Under the terms of a tax sharing agreement, we are obligated to make payments to EFH Corp. in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission and Investment LLC, pro rata in accordance with their respective membership interests in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. In addition, consistent with the tax sharing agreement, we remit to EFH Corp. Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. Our results are included in the consolidated Texas state margin tax return filed by EFH Corp. See discussion in Note 1 to Financial Statements under “Income Taxes.” At December 31, 2011, we had amounts due to EFH Corp. under the agreement totaling $2 million. At December 31, 2010, we had amounts due from EFH Corp. under the agreement totaling $72 million. We had amounts due to EFH Corp. related to income taxes totaling $5 million at December 31, 2009. Income tax refunds from EFH Corp. in the year ended December 31, 2011 totaled $89 million and Oncor received federal income tax refunds of $109 million from EFH Corp. and $25 million from noncontrolling interests. Income tax payments to EFH Corp. in the years ended December 31, 2010 and 2009 totaled $107 million and $20 million, respectively, and Oncor paid $21 million and $9 million, respectively, in federal income tax-related payments to noncontrolling interests.

•
At December 31, 2010, Oncor held cash collateral of $4 million from TCEH related to interconnection agreements for generation units being developed by TCEH. The collateral is reported on our balance sheet in other current liabilities. In April 2011, Oncor returned $4 million representing the balance of the collateral and paid approximately $1 million in interest pursuant to PUCT rules related to these interconnection agreements.

•
Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP's obligation to collect transition bond-related charges on behalf of the utility. Under these tariffs, as a result of TCEH's credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at December 31, 2011 and 2010, TCEH had posted letters of credit in the amount of $12 million and $14 million, respectively, for Oncor's benefit.

•
Oncor maintains a revolving credit facility with a syndicate of financial institutions and other lenders. At September 30, 2011, the syndicate included affiliates of GS Capital Partners (a member of the Sponsor Group). In October 2011, Oncor amended and restated the revolving credit facility (see Note 6 for information regarding the amendment and restatement) and neither GS Capital Partners nor its affiliates were members of the syndicate. Accordingly, at December 31, 2011, the syndicate does not include affiliates of GS Capital Partners. Affiliates of GS Capital Partners have from time-to-time engaged in commercial banking transactions with us in the normal course of business.

•
Goldman, Sachs & Co. (Goldman), an affiliate of the Sponsor Group, received $285,000 in fees for serving as a senior co-dealer manager in Oncor's offer to exchange up to an aggregate of $675 million of senior secured notes for New Notes in a private placement exchange that closed in October 2010 and was subsequently registered pursuant to the terms of a registration rights agreement in April 2011. See Note 7 for additional information regarding the debt exchange.

•
In September 2010, Oncor completed a $475 million senior secured notes private placement offering. In conjunction with the offering, Oncor entered into a registration rights agreement with various investment banks as representatives of the initial purchasers in the private placement. KKR Capital Markets LLC, an affiliate of KKR (a member of the Sponsor Group), received $125,000 in fees for serving as a co-manager in the offering. See Note 7 for information regarding the debt offering.

•
Affiliates of the Sponsor Group have, and from time-to-time may in the future (1) sell, acquire or participate in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) perform various financial advisory, dealer, commercial banking and investment banking services for Oncor and certain of our affiliates for which they have received or will receive customary fees and expenses.

See Notes 4, 9 and 13 for information regarding the tax sharing agreement, distributions to EFIH and the allocation of EFH Corp.'s pension and OPEB costs, respectively.

16.	SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect transition charges authorized by the PUCT. These funds are remitted to the trustee and used for interest and principal payments on the transition bonds and related costs.

The material assets and liabilities of Bondco are presented separately on the face of our Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco's creditors do not have recourse to our general credit or assets.

Our maximum exposure does not exceed our equity investment in Bondco, which was $16 million at both December 31, 2011 and 2010. We did not provide any financial support to Bondco during the years ended December 31, 2011 and 2010.

Other Income and Deductions

	Year Ended December 31,
	2011	2010	2009
Other income:
Accretion of adjustment (discount) to regulatory assets due to purchase accounting	$29	$34	$39
Reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (Note 11)	—	—	10
Net gain on sale of other properties and investments	1	2	—
Total other income	$30	$36	$49
Other deductions:
Costs related to 2006 cities rate settlement	$—	$—	$2
Professional fees	4	4	5
Equity losses in unconsolidated affiliate (Note 14)	—	2	2
Other	5	2	5
Total other deductions	$9	$8	$14

Major Customers

Revenues from TCEH represented 33%, 36% and 38% of total operating revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Revenues from subsidiaries of Reliant, a nonaffiliated REP, collectively represented 12% of total operating revenues for each of the years ended December 31, 2011 and 2010 and 14% of total operating revenues for the year ended December 31, 2009. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Year Ended December 31,
	2011	2010	2009
Interest expense	$359	$342	$338
Amortization of fair value debt discounts resulting from purchase accounting	—	2	3
Amortization of debt issuance costs and discounts	3	5	7
Allowance for funds used during construction -capitalized interest portion	(3)	(2)	(2)
Total interest expense and related charges	$359	$347	$346

Trade Accounts Receivable

	At December 31,
	2011	2010
Gross trade accounts receivable	$436	$389
Trade accounts receivable from TCEH	(131)	(133)
Allowance for uncollectible accounts	(2)	(2)
Trade accounts receivable from nonaffiliates - net	$303	$254

Gross trade accounts receivable at December 31, 2011 and 2010 included unbilled revenues of $127 million and $126 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Due to the commitments made to the PUCT in 2007, Oncor may not recover bad debt expense, or certain other costs and expenses, from ratepayers in the event of a default or bankruptcy by an affiliate REP.

Property, Plant and Equipment

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2011	2011	2010
Assets in service:
Distribution	4.5% / 22.3 years	$9,486	$9,112
Transmission	2.9% / 35.0 years	4,919	4,372
Other assets	8.6% / 11.6 years	822	728
Total		15,227	14,212
Less accumulated depreciation		5,203	4,810
Net of accumulated depreciation		10,024	9,402
Construction work in progress		530	253
Held for future use		15	21
Property, plant and equipment - net		$10,569	$9,676

Depreciation expense as a percent of average depreciable property approximated 4.0% for 2011, 4.0% for 2010 and 3.1% for 2009.

Intangible Assets

Intangible assets other than goodwill reported on our balance sheet are comprised of the following:

	At December 31, 2011			At December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Identifiable intangible assets subject to amortization included in property, plant and equipment:
Land easements	$248	$77	$171	$201	$73	$128
Capitalized software	378	181	197	338	142	196
Total	$626	$258	$368	$539	$215	$324

Aggregate amortization expense for intangible assets totaled $48 million, $39 million and $27 million for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, the weighted average remaining useful lives of capitalized land easements and software were 80 years and 4 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2012	$39
2013	39
2014	39
2015	39
2016	35

At both December 31, 2011 and 2010, goodwill totaling $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes. See Note 2 for discussion of the goodwill impairment.

Other Noncurrent Liabilities and Deferred Credits

	At December 31,
	2011	2010
Retirement plan and other employee benefits	$1,340	$1,560
Liabilities related to subsidiary tax sharing agreement	286	295
Uncertain tax positions (including accrued interest)	147	100
Other	59	41
Total	$1,832	$1,996

Supplemental Cash Flow Information

	Year Ended December 31,
	2011	2010	2009
Cash payments (receipts) related to:
Interest	360	339	337
Capitalized interest	(3)	(2)	(2)
Interest paid (net of amounts capitalized).	357	337	335
Income taxes	(114)	128	28

Noncash investing and financing activities:
Construction expenditures (a)	140	78	61
Capital contribution related to settlement of certain income taxes payable (b)	30	40	50
Debt exchange transactions - Oncor (Note 7)	—	324	—
____________

(a)	Represents end-of-period accruals.

(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

17.	CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION
CONDENSED STATEMENTS OF INCOME
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009
Income tax expense	$(7)	$(5)	$—
Equity in earnings of subsidiary	293	282	256
Net income	$286	$277	$256

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2011	2010	2009

Cash provided by operating activities	$116	$169	$216
Cash used in financing activities	(116)	(169)	(216)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents - beginning balance	$1	$1	$1
Cash and cash equivalents - ending balance	$1	1	1

See Notes to Financial Statements.

CONDENSED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Other current assets	—	2
Total current assets	1	3

Investments	6,028	5,889

Total assets	$6,029	$5,892
LIABILITIES AND MEMBERSHIP INTEREST
Accumulated deferred income taxes	23	53
Other noncurrent liabilities and deferred credits	286	295
Total liabilities	309	348

Membership interest	5,720	5,544
Total liabilities and membership interest	$6,029	$5,892

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying unconsolidated condensed balance sheets are presented at December 31, 2011 and 2010, and the accompanying statements of income and cash flows are presented for the years ended December 31, 2011, 2010 and 2009. We are a Delaware limited liability company wholly-owned by EFIH, which is a wholly owned subsidiary of EFH Corp. As of December 31, 2011, we own approximately 80% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 16. Our subsidiary has been accounted for under the equity method. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor's board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor's distributions are limited to its cumulative net income and may not be paid except to the extent Oncor maintains a required regulatory capital structure, as discussed below. At December 31, 2011, $45 million was eligible to be distributed to Oncor's members after taking into account these restrictions, of which approximately 80% relates to our ownership interest.

For the period beginning October 11, 2007 and ending December 31, 2012, Oncor's cash distributions (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement and a stipulation agreement with the PUCT (see Note 3) to an amount not to exceed its cumulative net income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include the removal of noncash impacts of purchase accounting and deducting two specific cash commitments. To date, the noncash impact consists of removing the effect of the 2008 $860 million goodwill impairment charge and the cumulative amount of net accretion of fair value adjustments. The two specific cash commitments are the $72 million ($46 million after tax) one-time refund to customers in September 2008 and the funds spent as part of the $100 million commitment for additional energy efficiency initiatives of which $75 million ($48 million after tax) has been spent through December 31, 2011. The goodwill impairment charge and refund are described in Notes 2 and 3. At December 31, 2011, $327 million of membership interests was available for distribution under the cumulative net income restriction, of which approximately 80% relates to our ownership interest.

Distributions are further limited by Oncor's required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2011, Oncor's regulatory capitalization ratio was 59.7% debt and 40.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility's debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2011, $45 million of membership interests was available for distribution under the capital structure restriction, of which approximately 80% relates to our ownership interest.

On February 14, 2012, Oncor's board of directors declared a cash distribution of between $33 million and $39 million to be paid to us on February 21, 2012. During 2011, 2010 and 2009, Oncor's board of directors declared, and Oncor paid to us cash distributions totaling $116 million, $169 million and $216 million, respectively.